                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                          Commission File No. 001-12482

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215
















                            EXHIBIT INDEX ON PAGE 13

                              REQUIRED INFORMATION




The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                                        PAGE
-----------                                                                                                        ----
Report of Independent Accountants...........................................................................         5

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999............................         6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999...         7

Notes to Financial Statements...............................................................................         8

Schedule of Assets Held for Investment Purposes as of December 31, 2000.....................................        11

Schedule of Reportable Transactions for the year ended December 31, 2000....................................        12

The following exhibit is being filed herewith:

  EXHIBIT NO.      DESCRIPTION
  -----------      -----------

      23           Consent of Independent Accountants.......................................................        14

















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


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 27th day of June 2001.


                                 GLIMCHER REALTY TRUST


                                 By: /s/ William G. Cornely
                                    ----------------------------------
                                    William G. Cornely
                                    Executive Vice President, Chief Operating
                                    Officer, Chief Financial Officer, Treasurer
                                    and Trustee










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

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES



                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Accountants...........................................................................          5

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999............................          6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999...          7

Notes to Financial Statements...............................................................................          8

SUPPLEMENTAL SCHEDULES

Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of December 31, 2000.................         11

Item 27d - Schedule of Reportable Transactions for the year ended December 31, 2000.........................         12



























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



                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator of Glimcher Realty Trust Retirement Savings Plan

         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Glimcher Realty Trust Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP

Columbus, Ohio
June 26, 2001

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999


                                                 2000              1999
                                                 ----              ----

Assets:
Cash and cash equivalents ................    $    2,675       $   27,599
Investments ..............................     2,979,018        2,399,863
                                              ----------       ----------
                                               2,981,693        2,427,462
                                              ----------       ----------
Receivables:
   Employer contribution .................        54,861           52,719
   Participant loans .....................        65,757           43,861
   Interest and dividends ................        21,875           12,546
                                              ----------       ----------
      Total receivables ..................       142,493          109,126
                                              ----------       ----------

      Net assets available for benefits...    $3,124,186       $2,536,588
                                              ==========       ==========



































   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                              2000                  1999
                                                                                              ----                  ----
Additions to net assets attributed to:
   Contributions:
     Employer ..................................................................          $   248,086           $   265,398
     Participants ..............................................................              909,497               832,199
                                                                                          -----------           -----------
                                                                                            1,157,583             1,097,597
                                                                                          ===========           ===========
   Investment income:
     Interest ..................................................................                4,963                 6,565
     Dividends .................................................................               72,764                65,016
     Net (depreciation) appreciation in fair value of investments .............              (254,439)              157,483
     Other receipts ............................................................                                     25,086
                                                                                          -----------           -----------
                                                                                             (176,712)              254,150
                                                                                          ===========           ===========

        Total additions ........................................................              980,871             1,351,747
                                                                                          -----------           -----------

Deductions from net assets attributed to:
   Withdrawals by participants .................................................              349,032               217,868
   Administration fee ..........................................................               24,359                10,230
   Forfeitures .................................................................               19,882                31,072
                                                                                          -----------           -----------

        Total deductions .......................................................              393,273               259,170
                                                                                          -----------           -----------

        Net increase ...........................................................              587,598             1,092,577

Net assets available for benefits:
   Beginning of year ...........................................................            2,536,588             1,444,011
                                                                                          -----------           -----------

   End of year .................................................................          $ 3,124,186           $ 2,536,588
                                                                                          ===========           ===========






    The accompanying notes are an integral part of these financial statements

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.       PLAN DESCRIPTION

         The Glimcher Realty Trust Retirement Savings Plan (the "Plan") was adopted by Glimcher Realty Trust (the "Company") effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15.0% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service ("IRS"). The allocation of contributions to one or more of the investment funds is designated by each participant. Employer matching contributions are made at the rate of 50.0% of the first 4.0% of the pretax employee contributions to the funds. Employees become fully vested in employer contributions after completing five years of continuous employment. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50.0% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time. At December 31, 2000, participant loans bear interest at rates ranging from 9.00% to 10.50% and have maturity dates ranging from July 2001 through December 2005.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

         The employer matching contributions can only be invested in Company common shares of beneficial interest (the "Shares").

         Effective January 1, 1999, the Company engaged the firm of Salomon Smith Barney to be the Plan's investment advisor, Manulife Financial Services to be the Plan's broker and Dean, Von Schoeler, McBride to be the Plan's third party administrator. All participant-directed funds held by Huntington Trust Company were transferred to Manulife Financial Services, while all non participant-directed funds were transferred to Salomon Smith Barney. The Company continues to be the Plan sponsor and administrator; accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan. The Company has appointed William G. Cornely, George M. Harmanis and Janelle R. Mikusa as the Plan's trustees effective January 1, 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method. The net appreciation or depreciation in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). The Plan was amended effective January 1, 1999 and has been submitted to the IRS for a favorable determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2000 and 1999:


                                                                                     2000          1999
                                                                                     ----          ----

         Net assets available for benefits per the financial statements......     $3,124,186    $2,536,588
         Receivables not included in the Form 5500...........................        (76,736)     (109,126)
                                                                                  ----------    ----------
         Net assets available for benefits per the Form 5500.................     $3,047,450    $2,427,462
                                                                                  ==========    ==========

5.       INVESTMENTS

         Investments which account for more than 5.0% of the Plan's net assets as of December 31, 2000 and 1999 were as follows:

                                                              2000       1999
                                                              ----       ----

         Glimcher Realty Trust Common Stock.............  $  568,701  $335,970
         Manulife 500 Index Fund........................     343,373   372,013
         Manulife Growth Opportunities Fund.............     264,795   393,558
         Manulife All Cap Growth Fund...................     252,293   215,739
         Manulife Lifestyle Funds.......................   1,015,196   779,248

6.       NON PARTICIPANT DIRECTED INVESTMENT

         Information about the net assets and significant components of the changes in net assets relating to the non participant directed investment is as follows:
                                                                DECEMBER 31,
                                                            --------------------
                                                              2000       1999
                                                              ----       ----
Net Assets:
         Cash and cash equivalents......................    $  2,675   $  2,051
         Investments....................................     568,701    335,970
         Employer contribution receivable...............      54,861     52,719
         Dividend and interest receivable...............      21,875     12,546
                                                            --------   --------
             Non Participant directed investment........    $648,112   $403,286
                                                            ========   ========


                                                                YEAR ENDED
                                                                DECEMBER 31,
                                                            --------------------
                                                              2000       1999
                                                              ----       ----
Changes in Net Assets:
    Contributions................... ....................   $248,086   $265,398
    Dividends and interest...............................     72,900     25,136
    Net depreciation ....................................    (21,006)   (76,967)
    Forfeitures..........................................    (19,882)   (31,072)
    Benefits paid to participants........................    (35,272)
                                                            ---------  --------
                                                            $244,826   $182,495
                                                            ========   ========

7.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan purchased Company Shares at a cost of $248,086 and $265,398 in 2000 and 1999, respectively. The Plan sold Company Shares with a cost of $38,056 in 2000; there were no sales of Company Shares in 1999.

         In 2000 and 1999, certain Plan investments are managed by Salomon Smith Barney. Salomon Smith Barney is the investment advisor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000


   IDENTITY OF ISSUE, BORROWER, LESSOR,
             OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT                 COST          VALUE
  -------------------------------------------------------------------------------------------------------------------
  Manulife Financial*                     Manulife Money Market Fund                                      $   20,240
  Manulife Financial*                     Manulife High Quality Bond Fund                                     34,433
  Manulife Financial*                     Manulife Diversified Capital Fund                                   64,804
  Manulife Financial*                     Manulife Balanced Fund                                              85,455
  Manulife Financial*                     Manulife 500 Index Fund                                            343,373
  Manulife Financial*                     Manulife Growth Opportunities Fund                                 264,795
  Manulife Financial*                     Manulife International Stock Fund                                   95,122
  Manulife Financial*                     Manulife Small Company Stock Fund                                  118,978
  Manulife Financial*                     Manulife All Cap Growth Fund                                       252,293
  Manulife Financial*                     Manulife Select Twenty Growth Fund                                 115,628
  Manulife Financial*                     Manulife Lifestyle Funds                                         1,015,196
  Glimcher Realty Trust*                  Glimcher Realty Trust Common Stock               $694,208          568,701
  Participant Loans*                      9.00% to 10.50% interest rates, maturing
                                                July 2001 through December 2005              65,757           65,757



*Indicates transaction is with a party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                                                     CURRENT VALUE OF
                                                           PURCHASE   SELLING   EXPENSES   COST OF        ASSET ON      NET GAIN OR
  IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET      PRICE      PRICE    INCURRED    ASSET    TRANSACTION DATE     (LOSS)
------------------------------- ----------------------------------------------------------------------------------------------------
Glimcher Realty Trust           Common Shares -            $245,944                        $245,944      $245,944
                                4 separate transactions

Glimcher Realty Trust           Common Shares -                       $30,589              $ 38,056      $ 30,589         $7,467
                                1 transaction




























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



                                INDEX TO EXHIBIT


EXHIBIT NO.       DESCRIPTION                                          PAGE
-----------       -----------                                          ----

    23            Consent of Independent Accountants.................   14









































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